FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, November 13, 2007 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD), announces the results of the 3rd quarter of 2007. The Company’s operating and financial information, as well as the comparison referring to the same period of 2006 – unless otherwise indicated – are presented in a consolidated basis and idenominated in Reais, in accordance with the Brazilian Corporate Law.

Income before Income Tax grew 232.4%

   • Income before Income Tax grew 232.4% over pro forma figure of 3Q06, reaching R$ 27.4 million in the period.

   • EBITDA(2) reached R$ 238.3 million in the quarter, with a margin of 6.8% . Considering the previous criterion (before taxes and charges) this margin would have been 7.5% .

   • Sendas Distribuidora presented significant recovery in relation to the gross margin and to operating expenses, in the comparison with 3Q06.
     Consequently, the EBITDA margin went up from 0.9% in the previous year to 3.5% in 3Q07.

   • Net sales grew 6.0% in the 3rd quarter of 2007, totaling R$ 3,496.5 million, while in the ‘same stores’ concept, growth was 2.3% in the period.

   • Among the formats, the highlight was the Pão de Açúcar banner, which for the 4th quarter in a row presented significant growth in sales in the ‘same stores’ concept.

   • Food products grew 3.3% in 3Q07 in the ‘same stores’ concept, leveraged by the increase of 5.4% of the category of perishable goods.

   • The ‘Shrinkage Reduction Campaign’ presented positive results in the period and was one of the factors that contributed toward the growth of the gross margin, which went from 28.0% in 3Q06 to 28.7% in 3Q07.

Grupo Pão de Açúcar
Financial and Operating Highlights
	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)(1)
Gross Sales	4,132	3,915	5.5%	12,505	11,817	5.8%
Net Sales	3,497	3,299	6.0%	10,574	9,937	6.4%
Gross Income	1,003	925	8.5%	2,981	2,879	3.6%
Gross Margin - %	28.7%	28.0%	70 bps(3)	28.2%	29.0%	-80 bps(3)
EBITDA (before taxes and charges)(2)	238	208	14.4%	701	710	-1.2%
EBITDA Margin - %	6.8%	6.3%	50 bps(3)	6.6%	7.1%	-50 bps(3)
Net Income	35	31	10.2%	98	133	-26.0%
Net Margin - %	1.0%	1.0%	-	0.9%	1.3%	-40 bps(3)
Net Income per 1,000 shares excluded amortization	0.34	0.30	12.8%	0.85	0.97	-12.4%

(1) Totals may not tally as the figures are rounded off
(2) As of 1Q07, EBITDA has been reported after taxes and charges account (line).
(3) basis points

Grupo Pão de Açúcar operates 546 stores in 14 states and in the Federal District, and recorded gross sales of R$ 16.5 billion in 2006. The Group’s multi-format structure is formed by supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), stores of electronic products/household appliances (Extra-Eletro), convenience stores (Extra Fácil) and an extensive distribution network. The Group maintains differentiated consumer service and strong positioning in the main markets of the country.

Sales Performance
Net Sales grew 6.0% in the 3rd quarter

(R$ million)	3Q07	3Q06	Chg.	9M07	9M06	Chg.
Gross Sales	4,132	3,915	5.5%	12,505	11,817	5.8%
Net Sales	3,497	3,299	6.0%	10,574	9,937	6.4%

The gross revenue of Grupo Pão de Açúcar in the third quarter of 2007 reached R$ 4,131.7 million, up 5.5% over the same prior-year period. Net revenue was up 6.0% in the quarter in comparison with the same period of 2006, reaching R$ 3,496.5 million.

Gross sales in the ‘same stores’ concept recorded growth of 1.8% in the quarter, while net sales grew 2.3% . The performance of the perishables category once again stood out with growth above 5%, contributing positively to enable the performance of food products to record an uptrend of 3.3% in the period. The non-food category recorded a downtrend of 2.4% in 3Q07, once again under the impact of the strong basis of comparison (growth of 17.0% in 3Q06 – World Cup effect) and of the deflation of products from the entertainment category. Among the sub-categories of non-food products, those that suffered most with the World Cup effect were those of audio and video. Disregarding the performance of these sub-categories, with the objective of analyzing the performance of the non-food category without the impact of the World Cup, the growth of sales would have been –0.8% . Likewise, the growth of gross sales in the ‘same stores’ concept would have been 2.3% in the quarter.

The difference between total sales and sales in the ‘same stores’ concept reflects the expansion plan put into practice, with the opening of 38 stores (2 Pão de Açúcar, 8 Extra, 12 CompreBem, 5 Extra Perto and 11 Extra Fácil) in the last 12 months.

Among the formats, the highlight was the Pão de Açúcar banner, which for the 4th quarter in a row presented significant growth in sales in the ‘same stores’ concept, above the average of the Group. The Sendas and CompreBem banners recorded performances in line with the average of the Company, while the hypermarkets Extra and Extra Eletro were affected by the performance of the non-food category, with growths lower than average for the Group.

Operating Performance

The comments presented below about 3rd quarter of 2006, refer to the pro forma result. This result does not reflect the effects of the payment of tax assessment notices referring to the purchase, processing and sale transactions for export of soybean and by-products on October 31, 2006. This payment caused a negative impact on the results of 3Q06 of R$ 94.4 million. Of this sum, R$ 51.9 million produced an impact on the Cost of Goods Sold (COGS) and R$ 42.4 million affected financial expenses (part relating to fines and interest). The net impact after income tax on net income was R$ 74.9 million in the 3rd quarter of 2006. The comments presented below were prepared in order to reflect the Company’s operating performance and its results in the quarter and therefore do not include the adjustment of this provision, as it represents a non-recurrent item that affected the results for the period. The complete pro forma income statement is presented in the table on page 11.

Gross margin reached 28.7% in the quarter Reduction of shrinkage contributed to the performance in the period

	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)
Gross Income	1,003	925	8.5%	2,981	2,879	3.6%
Gross Margin - %	28.7%	28.0%	70 bps(3)	28.2%	29.0%	-80 bps(3)
(3) basis points

In the 3rd quarter of 2007, the gross margin was 28.7%, growth of 60 basis points (bps) in relation to the previous quarter (28.1%) . In comparison with 3Q06 the gross margin of the Company grew 70 bps. The gross income in 3Q07 totaled R$ 1,003.0 million, representing growth of 8.5% .

The main impact on the gross margin occurred due to the Shrinkage Reduction Campaign, which contributed with a gain of R$ 13.5 million, equivalent to 40 bps of the gross margin. In addition, this result is explained by the assortment review, which resulted in better negotiations with suppliers and by the new pricing policy, which aims at a better balance between special offers and regular prices.

Operating Expenses

(R$ million)(1)	3Q07	3Q06	Chg.	9M07	9M06	Chg.
Selling Expenses	617.3	573.6	7.6%	1,851.0	1,753.2	5.6%
Gen. Adm. Exp.	124.7	117.4	6.2%	358.9	352.4	1.8%

Operating Exp. (before Taxes and Charges)	741.9	691.0	7.4%	2,209.9	2,105.6	5.0%
% of net sales	21.2%	20.9%	30 bps(3)	20.9%	21.2%	-30 bps(3)
Taxes & Charges	22.7	25.3	-10.3%	70.3	63.5	10.7%

Operating Expenses	764.7	716.4	6.7%	2,280.2	2,169.1	5.1%
% of net sales	21.9%	21.7%	20 bps(3)	21.6%	21.8%	-20 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

The following comments refer to operating expenses before taxes and charges.

Operating expenses in the 3Q07 totaled R$ 741.9 million, 7.4% up year-on-year. This increase occurred mainly due to the opening of new stores in the last 12 months, which added around R$ 38.4 million to expenses during the quarter. Restructuring expenses amounted to R$ 7.9 million, R$ 1.9 million of which in selling expenses and the remaining R$ 6.0 million in general and administrative expenses. The collective bargaining agreement, which had an impact throughout the last 12 months, totaled around R$ 12.5 million, R$ 10.6 million in selling expenses and R$ 1.9 million in G&A expenses. It is worth pointing out that operating expenses were impacted by the Company’s strategic projects, including convenience stores, drug stores, international trade, loss prevention and e-commerce, among others. These projects totaled close to R$ 4.4 million in the third quarter.

Excluding the impacts above mentioned, the reduction would have reached 20.4% of net sales, lower than the level achieved in the 3Q06 (20.6%):

(R$ million)(1)	3Q07	Chg.	3Q06	Chg.
Operating Expenses	741.9	21.2%	691.0	20.9%
Restructuring Charges	7.9		11.5
New Stores	38.4		-
Wage agreement	12.5		-
Projects	4.4		-

(1) Totals may not tally as the figures are rounded off	678.7	20.4%	679.6	20.6%

Selling expenses, in the year-on-year comparison, were strongly impacted by the opening of new stores mentioned above. If the effects of restructuring and the wage agreement are ignored, they moved up 6.3%, keeping pace with sales growth and, chiefly, with the 6.1% increase in sales area, in turn reflecting the interim store inaugurations. Compared to the 2Q07, operating expenses fell by R$ 10.0 million, totaling R$ 617.3 million.

G&A expenses in the 3Q07 stood at R$ 124.7 million, equivalent to 3.6% of net sales (3.3% excluding the restructuring and wage agreement impact).

As a percentage of net sales, year-to-date operating expenses before taxes and charges fell by 30 bps year-on-year, from 21.2% to 20.9% . Net of the restructuring and of the annual wage agreement, the ratios would have come to 20.4% in the 9M07 and 20.9% in the 9M06.

EBITDA margin of 6.8% (after taxes and charges) Improvement in the gross margin produces positive impact on EBITDA

	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)
EBITDA (before taxes and charges)	238	208	14.4%	701	710	-1.2%
EBITDA Margin (before taxes and charges)	6.8%	6.3%	50 bps(3)	6.6%	7.1%	-50 bps(3)
(3) basis points

In the 3rd quarter of 2007, EBITDA totaled R$ 238.3 million versus R$ 208.4 million of 3Q06, up 14.4% over the pro forma EBITDA of the same prior-year period. The EBITDA margin was 6.8% in 3Q07 as opposed to 6.3% in 3Q06, an increase of 50 bps, explained by the improvement of the gross margin in the period.

Excluding expenditures with restructuring, the EBITDA margin in the 3rd quarter of 2007 was 7.0% as opposed to 6.7% in the same period of the previous year.

Financial Income Negative net financial result of R$ 53.7 million in the quarter

	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)(1)
Financ. Revenue	68	80	-14.1%	200	276	-27.5%
Financ. Expenses	(122)	(116)	4.9%	(368)	(438)	-15.9%

Net Financial Income	(54)	(37)	46.3%	(168)	(162)	3.7%
(1) Totals may not tally as the figures are rounded off

Financial revenue reached R$ 68.5 million in the quarter, 14.1% lower than the R$ 79.7 million recorded in 3Q06. This difference is explained by the lower interest rate of the period and by the reduction of 27.9% of the average cash of the 3rd quarter of 2007 in relation to that of 3Q06.

In spite of the reduction of the average funding cost, financial expenses went up from R$ 116.5 million (pro-forma) in the prior year to R$ 122.2 million this quarter. This increase of 4.9% is related to the increase of 13.7% in the Group’s average gross indebtedness in the period.

The net financial income was negative by R$ 53.7 million in the quarter, as opposed to a negative pro-forma result of R$ 36.7 million in 3Q06.

At the end of the period, the Group’s gross indebtedness presented a reduction of R$ 361.9 million in relation to the previous quarter due to the payment of the 5th issue of debentures. In relation to the same prior–year period, the gross indebtedness had an increase of R$ 90.1 million.

The payment of the remaining debentures of the 5th issuance, as well as R$330 million in loans during the quarter, brought a reduction of R$ 499.0 million in cash and financial investments compared to the previous quarter and a reduction of R$ 652.9 million compared to 3Q06.

The net debt increased by R$ 137.1 million in relation to the previous quarter, driven chiefly by the reduction in Working Capital generated by the financing of receivables, and also increased by R$ 743.1 million in comparison to the 3Q06. The Net Debt/EBITDA ratio (12 months) ended the quarter at 1.3x.

Equity Income FIC’s portfolio reaches R$ 1.2 billion at the end of the quarter

With a 12% share of the Group’s sales in the 3rd quarter of 2007, the operations of FIC (Financeira Itaú CBD) announced a negative result of equity income of R$ 9.9 million for the period, a 34.1% improvement on the results for the 3rd quarter of 2006.

The total portfolio reached R$ 1.2 billion at the end of the quarter, with 57% growth in relation to the same period of the previous year. Part of this growth is attributed to the absorption of the portfolio of co-branded credit cards (credit cards of Itaucard which are co-banded with Pão de Açúcar and Extra, previously belonging to Credicard) in the second quarter of this year, as well as the continuing growth in levels of activation and to the private label portfolio.

FIC`s total client portfolio reached 5.6 million, which is constant in relation to the number registered for the previous quarter.

The results did not represent a growth in the improvement trend for this quarter, due to the lower volume of credit (both in terms of sales and portfolio size) and extended guarantees. The improvement trend in the results continues, and for the next quarter is expected a growth in portfolios of payments by installments, in co-branded operations, and a migration from the credit cards of the best clients from private label to co-branded, mantaining forecasts of break even point.

Minority Interest: Sendas Distribuidora Gains in gross margin and in expenses contribute to bring about a significant improvement of the EBITDA margin

The gross revenue from operations in Rio de Janeiro was accountable for 18.4% of the total gross sales of the Group and reached R$ 760.9 million in the quarter. Net revenue totaled R$ 660.4 million.

Due to the reduction of shrinkage, the assortment review and the new pricing policy adopted in Rio de Janeiro, which aims at a better balance between special offers and regular prices, the gross margin of Sendas Distribuidora was 26.7% in 3Q07, 140 bps above the 25.3% recorded in 3Q06.

Operating expenses before taxes and charges as a percentage of the net sales came to 22.1% in the 3rd quarter of 2007, a reduction of 150 bps in relation to the same prior-year period. This downslide is a result of the ongoing work developed in Rio de Janeiro and includes the adoption of initiatives such as productivity programs in the stores, the reduction of promotion-related expenses and the creation of an expense committee to impose tighter controls over in-store-expenses.

In this manner, the EBITDA margin of the quarter was 3.5%, up 260 bps over the 0.9% recorded in 3Q06. By the criterion previously reported by the Company (EBITDA before taxes and charges) this indicator was 4.6%, in line with the objective of reaching a margin of 5% at the end of the year. This recovery is a consequence of a better gross margin and of lower expenses, as explained above

The financial income of this quarter presented an improvement of 34.4% in relation to 3Q06, totaling R$ -24.2 million. This recovery is due mainly to the reduction of R$ 9.4 million in the financial expense of this quarter in relation to the same prior-year period. Among the factors that contributed to this reduction, there is the lower interest rate verified in the period and the 6.5% decrease of the Company’s total debt.

Due to the satisfactory operating results presented by Sendas Distribuidora, Management and the auditors reviewed a projection of income, and in this manner, the Company was able to resume the use of income tax credits accumulated at Sendas Distribuidora. These credits brought a fiscal benefit of R$ 34.9 million in the quarter.

As a consequence of the recover of operating income, the improvement of financial income and the resumption of Income Tax credits, the result of Sendas Distribuidora was reverted and the company recorded income of R$ 10.6 million in the period, as opposed to loss of R$ 42.2 million recorded in the same quarter of last year. This income of R$ 10.6 million generated minority interest of R$ 6.1 million negative for the Group.

Income before income tax grows 232.4%

	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)(1)
Income Before Income Tax	27	8	232.4%	96	95	1.0%
Income Tax	17	2	741.8%	(28)	(20)	36.9%
(1) Totals may not tally as the figures are rounded off

Income before income tax totaled R$ 27.4 million, a growth of 232.4% in relation to the pro forma Income before income tax of the prior year. This significant improvement was mainly due to the increase of the gross margin and on account of the recovery of the results of Sendas Distribuidora.

Income tax was positive by R$ 17.0 million in the quarter. This difference in relation to the previous quarter is explained by the recovery of the results of Sendas Distribuidora, which reflected on the resumption of constitution of deferred income tax credit in the period.

Net Income Income for the quarter rises 10.2% in comparison with 3Q06 pro-forma

	3Q07	3Q06 Pro-forma	Chg.	9M07	9M06 Pro-forma	Chg.
(R$ million)(1)
Net Income	35	31	10.2%	98	133	-26.0%
Net Margin - %	1.0%	1.0%	-	0.9%	1.3%	-40 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

Net income in the quarter, for the reasons already mentioned before, grew 10.2% in relation to the pro forma net income for the same prior-year period, amounting to R$ 34.7 million.

In the quarter, it is worth emphasizing that net income was affected by R$ 42.7 million of expenses with amortization of goodwill. This is a non-cash expense, which has a positive effect for the Company from the point of view of fiscal benefit.

Investments reached R$ 227.4 million in the quarter

In the 3rd quarter of 2007, investments reached R$ 227.4 million versus R$ 226.9 million recorded in the same prior-year period. Investments in the period were mainly concentrated in the construction of new stores, with openings planned for the 4th quarter of 2007, when most of the openings scheduled for this year will take place.

The main highlights of the quarter were:

•R$ 118.3 million in the opening and construction of new stores;
•R$ 8.9 million in the acquisition of strategic land;
•R$ 56.9 million in the renovation of stores;
•R$ 43.2 million in infrastructure (technology, logistics and others).

In the nine months of 2007, investments accumulated R$ 648.3 million in comparison with R$ 520.5 million in the same prior-year period. Growth of the sales area in relation to the prior year was 6.1% . During the period, nine store were opened and other five units were leased from the Rossi Monza chain.

Extra – Three hypermarkets were opened in the quarter. In addition, the company built the Maceió store, opened in October, and another two stores, with openings scheduled for November. There will also be the conversion of a Pão de Açúcar store into an Extra store in João Pessoa. During the year, five new stores were opened by October.

Pão de Açúcar – Construction of one store in the period, with opening scheduled for November.

CompreBem – Two new stores were opened (one in the country side and the other on the coast of São Paulo). Moreover, a store was leased from the Rossi Monza chain, converted into the CompreBem format. The group is planning to open yet another store currently under construction in Campinas by the end of the year.

Extra Perto – A new store was opened in Campinas, and another store was converted from Pão de Açúcar into Extra Perto. Another four stores were also leased from the Rossi Monza chain, converted into the Extra Perto Format. Another five stores are to be opened in 4Q06, in the country side of São Paulo. Furthermore, the group is planning to perform three conversions from Pão de Açúcar to Extra Perto by the year-end.

Extra Fácil – Three new stores were opened in the quarter in the city of São Paulo. Other seven stores will be opened in the 4Q07, besides three conversions from CompreBem to Extra Fácil, which will also take place in the last quarter of 2007.

Subsequent Events Joint venture with Assai chain and Purchasing Group

Assai

On November 2, 2007, Grupo Pão de Açúcar and the partners of the company Assai Comercial e Importadora Ltda announced the creation of a joint venture controlled by Grupo Pão de Açúcar, which hold stake of 60%. By means of this venture, the Group is now also operating into the cash-and-carry segment, the so called "atacarejo" (wholesale + retail in Portuguese), one of the country’s fastest-growing retail areas.

With 33 years of activities in the sector, Assai has 2,700 employees and 14 stores located in the state of São Paulo, with six in the capital city and the others in Santos, Sorocaba, Jundiaí, Osasco, São Bernardo, Guarulhos (2) and Ribeirão Preto. There are more than 34 thousand m² of sales area, with a significant sale per square meter of more than R$ 2,650, per month, which represents more than double the average sale per square meter of in the Brazilian food retail sector, according to ABRAS – Brazilian Association of Supermarkets.

The investment of Grupo Pão de Açúcar was R$ 208.0 million, 60% of the total value of the business, which is equivalent to 30% of the gross sales verified in the last twelve (12) months by Assai (R$ 1.15 billion).

In a separate, autonomous manner, the business operation will continue under the responsibility of the original partners that have profound experience, the main reason why Assai has become one of the largest and most important chains in the cash & carry format in Brazil.

The stores will continue operating under the Assai banner and will maintain their main differentials: low operating cost, competitive prices, mix of goods and communication.

Under the Shareholders’ Agreement of the new company, the Board of Directors will be comprised of a total seven members, four appointed by Grupo Pão de Açúcar and three by the original partners. The structure implemented will permit the full consolidation of the results of the new company in the financial statements of Grupo Pão de Açúcar.

The agreement also stipulates the exit conditions for the original partners, who hold the remaining 40% of the capital. The acquisition price is set according to the 2 following criteria:

1) The larger between 7x EBITDA multiple and 35.16% of net sales (last 12 months), net of net indebtedness and possible contingencies. In case the EBITDA margin is lower than 4.6%, only the 7x EBITDA criterion will be taken into account;

2) Amount of the Initial Purchase, indexed by IPCA (Extended Consumer Price Index) + 6.5%, net of distributed dividend indexed by IPCA + 6.5% per year.

Grupo Pão de Açucar may acquire the total remaining stake from the original partners (40%) through the exercise of a call option, according to the following cases:

1) In the event GPA requires the chairman to be dismissed due to low performance, at 100% of criterion 1 of the acquisition price;

2) In case the chairman resigns or is absent during more than 1/3 of the board’s meetings called during certain fiscal year, for the lower amount between criterion 1 or 80% of criterion 2;

3) At any moment up to December 31, 2011, for the higher amount between criterion 1 or 125% of criterion 2;

4) In January 2012, January 2013 and January 2014, for the higher amount between criterion 1 and criterion 2;

5) At any moment in the event Mr. Rodolfo (JV´s chairman) becomes incapable or deceases, for criterion 1 of acquisition price.

Assai’s original partners hold a put option over its total 40% stake, exercisable in the first fortnight of January 2012, January 2013 and January 2014, for criterion 1 of the acquisition price.

In any of the cases described above, payment will be made in cash.

The operation is subject to certain resolutive conditions and determinations of amounts provided in the instruments executed on the date the agreement is signed. Furthermore, the operation will be submitted to the approval of the authorities of the competition defense system and to the board members and stockholders of Grupo Pão de Açúcar, according to the terms of the by-laws.

Purchasing Group

In the month of October, Grupo Pão de Açúcar announced a partnership with União Brasil and started it’s pilot project of activity in the Purchasing Group segment.

Without the need for investments in assets, the Group offered its commercial and logistic knowledge with the objective of increasing its profitability by means of a retail segment that is growing at high levels in Brazil: smaller stores, with up to ten check-outs, which are supplied through Purchasing Groups.

Under the agreement, Grupo Pão de Açúcar, which already operates with different store formats, can get to know a new business segment and new markets where it is not yet present, as is the case of the state of Espírito Santo, where the project is to be executed.

In this initial stage, the partnership will exclusively serve Multishow (purchasing group affiliated to União Brasil), with 52 associated stores and annual sales of R$ 200 million. The expectation of the agreement is that in six months time, 70% of the grocery products sold by Multishow will be supplied by Grupo Pão de Açúcar. The other 30% basically refer to products from regional suppliers that are traded directly by União Brasil.

The initial sales of the Purchasing Group of Grupo Pão de Açúcar are estimated at R$ 3.0 million/month and should double after the first six months of 2008. By the end of next year, the amount traded should be equivalent to the average amount of a hypermarket store.

The information presented in the following tables was not revised by external auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)
Pro Forma

	3rd Quarter			9 Months

	2007	2006	%	2007	2006	%

Gross Sales Revenue	4,131,726	3,914,612	5.5%	12,505,135	11,816,641	5.8%
Net Sales Revenue	3,496,520	3,298,910	6.0%	10,574,118	9,937,172	6.4%
Cost of Goods Sold	(2,493,541)	(2,374,180)	5.0%	(7,592,952)	(7,058,508)	7.6%
Gross Profit	1,002,979	924,730	8.5%	2,981,166	2,878,664	3.6%
Selling Expenses	(617,261)	(573,643)	7.6%	(1,850,998)	(1,753,193)	5.6%
General and Administrative Expenses	(124,669)	(117,385)	6.2%	(358,949)	(352,431)	1.8%
Operating Exp. (before Taxes and Charges)	(741,930)	(691,028)	7.4%	(2,209,947)	(2,105,624)	5.0%
Taxes and Charges	(22,732)	(25,348)	-10.3%	(70,263)	(63,493)	10.7%
Total Operating Expenses	(764,662)	(716,376)	6.7%	(2,280,210)	(2,169,117)	5.1%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	238,317	208,354	14.4%	700,956	709,547	-1.2%
Depreciation	(99,289)	(95,837)	3.6%	(297,194)	(288,132)	3.1%
Amortization	(45,934)	(39,964)	14.9%	(105,991)	(100,002)	6.0%
Earnings before interest and taxes
-EBIT	93,094	72,553	28.3%	297,771	321,413	-7.4%
Financial Income	68,460	79,742	-14.1%	200,338	276,173	-27.5%
Financial Expenses	(122,184)	(116,453)	4.9%	(367,945)	(437,732)	-15.9%
Net Financial Income (Expense)	(53,724)	(36,711)	46.3%	(167,607)	(161,559)	3.7%
Equity Income/Loss	(9,867)	(14,963)	-34.1%	(26,604)	(41,895)	-36.5%
Operating Result	29,504	20,879	41.3%	103,560	117,959	-12.2%
Non-Operating Result	(2,144)	(12,647)	-83.0%	(7,446)	(22,785)	-67.3%
Income Before Income Tax	27,360	8,232	232.4%	96,114	95,174	1.0%
Income Tax	17,038	2,024		(27,729)	(20,255)	36.9%
Income Before Minority Interest	44,398	10,256	332.9%	68,385	74,919	-8.7%
Minority Interest	(6,094)	24,230		40,642	66,739	-39.1%
Income Before Profit Sharing	38,303	34,486	11.1%	109,027	141,658	-23.0%
Employees' Profit Sharing	(3,600)	(3,000)	20.0%	(10,800)	(9,000)	20.0%
Net Income	34,703	31,486	10.2%	98,227	132,658	-26.0%
Net Income per 1,000 shares	0.15	0.14	10.1%	0.43	0.58	-26.0%
No of shares (in thousand)	227,771	227,543		227,771	227,543
Net Income per 1,000 shares excluded amortization	0.34	0.30	12.8%	0.85	0.97	-12.4%

% of net sales	3Q07	3Q06		9M07	9M06

Gross Profit	28.7%	28.0%		28.2%	29.0%
Selling	-17.7%	-17.4%		-17.5%	-17.6%
General and Administrative	-3.6%	-3.6%		-3.4%	-3.5%
Operating Exp. (before Taxes and Charges)	-21.2%	-20.9%		-20.9%	-21.2%
Taxes and Charges	-0.7%	-0.8%		-0.7%	-0.6%
Total Operating Expenses	-21.9%	-21.7%		-21.6%	-21.8%
EBITDA	6.8%	6.3%		6.6%	7.1%
Depreciation	-2.8%	-2.9%		-2.8%	-2.9%
Amortization	-1.3%	-1.2%		-1.0%	-1.0%
EBIT	2.7%	2.2%		2.8%	3.2%
Net Financial Income (Expense)	-1.5%	-1.1%		-1.6%	-1.6%
Non-Operating Result	-0.1%	-0.4%		-0.1%	-0.2%
Income Before Income Tax	0.8%	0.3%		0.9%	1.0%
Income Tax	0.5%	0.1%		-0.3%	-0.2%
Minority Interest/Employees' Profit	-0.3%	0.6%		0.3%	0.6%
Net Income	1.0%	1.0%		0.9%	1.3%

Consolidated Income Statement - Corporate Law Method (thousand R$)

	3rd Quarter			9 Months

	2007	2006	%	2007	2006	%

Gross Sales Revenue	4,131,726	3,914,612	5.5%	12,505,135	11,816,641	5.8%
Net Sales Revenue	3,496,520	3,298,910	6.0%	10,574,118	9,937,172	6.4%
Cost of Goods Sold	(2,493,541)	(2,426,118)	2.8%	(7,592,952)	(7,110,446)	6.8%
Gross Profit	1,002,979	872,792	14.9%	2,981,166	2,826,726	5.5%
Selling Expenses	(617,261)	(573,643)	7.6%	(1,850,998)	(1,753,193)	5.6%
General and Administrative Expenses	(124,669)	(117,385)	6.2%	(358,949)	(352,431)	1.8%
Operating Exp. (before Taxes and Charges)	(741,930)	(691,028)	7.4%	(2,209,947)	(2,105,624)	5.0%
Taxes and Charges	(22,732)	(25,348)	-10.3%	(70,263)	(63,493)	10.7%
Total Operating Expenses	(764,662)	(716,376)	6.7%	(2,280,210)	(2,169,117)	5.1%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	238,317	156,416	52.4%	700,956	657,609	6.6%
Depreciation	(99,289)	(95,837)	3.6%	(297,194)	(288,132)	3.1%
Amortization	(45,934)	(39,964)	14.9%	(105,991)	(100,002)	6.0%
Earnings before interest and taxes
-EBIT	93,094	20,615	351.6%	297,771	269,475	10.5%
Financial Income	68,460	79,742	-14.1%	200,338	276,173	-27.5%
Financial Expenses	(122,184)	(158,879)	-23.1%	(367,945)	(480,158)	-23.4%
Net Financial Income (Expense)	(53,724)	(79,137)	-32.1%	(167,607)	(203,985)	-17.8%
Equity Income/Loss	(9,867)	(14,963)	-34.1%	(26,604)	(41,895)	-36.5%
Operating Result	29,504	(73,485)		103,560	23,595	338.9%
Non-Operating Result	(2,144)	(12,647)	-83.0%	(7,446)	(22,785)	-67.3%
Income Before Income Tax	27,360	(86,132)		96,114	810
Income Tax	17,038	21,533	-20.9%	(27,729)	(746)
Income Before Minority Interest	44,398	(64,599)		68,385	64
Minority Interest	(6,094)	24,230		40,642	66,739	-39.1%
Income Before Profit Sharing	38,303	(40,369)		109,027	66,803	63.2%
Employees' Profit Sharing	(3,600)	(3,000)	20.0%	(10,800)	(9,000)	20.0%
Net Income	34,703	(43,369)		98,227	57,803	69.9%
Net Income per 1,000 shares	0.15	-0.19		0.43	0.25	69.8%
No of shares (in thousand)	227,771	227,543		227,771	227,543
Net Income per 1,000 shares excluded amortization	0.34	(0.03)		0.85	0.65	32.2%

% of net sales	3Q07	3Q06		9M07	9M06

Gross Profit	28.7%	26.5%		28.2%	28.4%
Selling	-17.7%	-17.4%		-17.5%	-17.6%
General and Administrative	-3.6%	-3.6%		-3.4%	-3.5%
Operating Exp. (before Taxes and Charges)	-21.2%	-20.9%		-20.9%	-21.2%
Taxes and Charges	-0.7%	-0.8%		-0.7%	-0.6%
Total Operating Expenses	-21.9%	-21.7%		-21.6%	-21.8%
EBITDA	6.8%	4.7%		6.6%	6.6%
Depreciation	-2.8%	-2.9%		-2.8%	-2.9%
Amortization	-1.3%	-1.2%		-1.0%	-1.0%
EBIT	2.7%	0.6%		2.8%	2.7%
Net Financial Income (Expense)	-1.5%	-2.4%		-1.6%	-2.1%
Non-Operating Result	-0.1%	-0.4%		-0.1%	-0.2%
Income Before Income Tax	0.8%	-2.6%		0.9%	0.0%
Income Tax	0.5%	0.7%		-0.3%	0.0%
Minority Interest/Employees' Profit	-0.3%	0.6%		0.3%	0.6%
Net Income	1.0%	-1.3%		0.9%	0.6%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	9/30/2007	6/30/2007

Current Assets	3,869,632	4,206,431
Cash and Banks	176,710	102,247
Marketable securities	580,076	1,153,542
Credit	478,370	246,173
Credit sales with post-dated checks	37,715	10,427
Credit cards companies	375,598	227,307
Sales vouchers and others	70,066	12,599
Allowance for doubtful accounts	(5,010)	(4,160)
Resuting from commercial agreements	329,320	286,642
Accounts receivable - PAFIDC	584,479	773,423
Inventories	1,168,327	1,176,918
Recoverable taxes	283,835	240,308
Deferred income tax	86,070	62,772
Prepaid expenses and others	182,445	164,406
Noncurrent Assets	7,393,253	7,298,657
Long-Term Assets	2,102,998	2,082,765
Recoverable taxes	201,781	218,406
Trade accounts receivable	378,107	370,469
Deferred income and social contribution taxes	995,177	992,633
Judicial deposits	283,714	258,548
Amounts receivable from related parties	240,547	237,820
Others	3,672	4,889
Permanent Assets	5,290,255	5,215,892
Investments	102,103	105,920
Property and equipment	4,581,964	4,453,231
Intangible assets	533,352	585,629
Deferred charges	72,836	71,112

TOTAL ASSETS	11,262,885	11,505,088

LIABILITIES	9/30/2007	6/30/2007

Current Liabilities	3,336,716	2,992,076
Accounts payables to suppliers	1,499,873	1,429,148
Loans and financing	619,728	759,519
Recallable fund quotas - PAFIDC	672,054	71,100
Debentures	6,207	198,761
Payroll and related charges	196,038	190,883
Taxes and social contributions payable	67,650	77,369
Dividends proposed	-	-
Financing for purchase of fixed assets	24,464	63,630
Others	250,702	201,666
Long-Term Liabilities	2,891,597	3,520,050
Loans and financing	573,711	564,076
Recallable fund quotas - PAFIDC	-	653,089
Debentures	779,650	779,650
Taxes payable in installments	237,722	247,850
Provision for contingencies	1,280,562	1,253,783
Others	19,952	21,602

Minority Interest	87,773	81,680

Shareholder's Equity	4,946,799	4,911,282
Capital	4,147,232	4,146,418
Capital reserves	517,331	517,331
Revenue reserves	282,236	247,533

TOTAL LIABILITIES	11,262,885	11,505,088

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	September 30

Cash flow from operating activities	2007	2006

Net income for the year	98,227	57,803
Adjustment to reconcile net income
Deferred income tax	(4,895)	(82,017)
Residual value of permanent asset disposals	9,316	29,625
Net gains from shareholding dilution	-	(28,173)
Depreciation and amortization	403,185	388,134
Interest and monetary variations, net of payments	(132,690)	166,974
Equity results	26,604	41,895
Provision for contingencies	52,517	54,507
Provisions for Fixed Assets Write-Off and losses	2,024	-
Minoritary interest	(40,642)	(66,739)

	413,646	562,009

(Increase) decrease in assets
Accounts receivable	210,268	266,908
Advances to suppliers and employees	(16,295)	(9,753)
Inventories	63,636	18,139
Recoverable Taxes	(2,085)	(3,569)
Others assets	(31,472)	(40,985)
Related parties	6,246	(19,274)
Judicial Deposits	(34,656)	(6,198)

	195,642	205,268

Increase (decrease) in liabilities
Suppliers	(527,395)	(283,902)
Payroll and related charges	23,028	49,762
Income and Social contribution taxes payable	(70,280)	(60,569)
Others accounts payable	41,353	116,634

	(533,294)	(178,075)

Net cash flow generated by operating activities	75,994	589,202

	September 30

	2007	2006

Net cash from investing activities
Increase in investments	-	-
Acquisition of companies	-	(24,600)
Acquisition of property and equipment	(668,368)	(501,229)
Increase in deferred assets	(8,266)	-
Increase in intangible assets	(9,475)	(18,252)
Capital increase in subsidiaries	(49,350)	-

Net cash flow used in investing activities	(735,459)	(544,081)

Cash Flow from Financing Activities
Capital Increase	6,445	7,212
Financings
Funding and Re-Financing	1,633,149	129,275
Payments	(1,484,542)	(420,669)
Dividend payments	(20,312)	(62,053)

Net cash flow generation (expenditure) in financing activities	134,740	(346,235)

Net decrease in cash and cash equivalents	(524,725)	(301,114)

Cash, banks and marketable securities at end of year	756,786	1,409,723
Cash, banks and marketable securities at beginning of year	1,281,511	1,710,837

Changes in cash and cash equivalents	(524,725)	(301,114)

Cash flow suplemental information
Interest paid on loans and financings	407,901	215,843

Gross Sales per Format (R$ thousand)

1st Half	2007	%	2006	%	Chg.(%)

Pão de Açúcar	1,852,796	22.1%	1,811,533	22.9%	2.3%
Extra	4,308,101	51.5%	3,979,026	50.4%	8.3%
CompreBem	1,414,109	16.9%	1,290,444	16.3%	9.6%
Extra Eletro	151,882	1.8%	164,195	2.1%	-7.5%
Sendas*	646,521	7.7%	656,831	8.3%	-1.6%

Grupo Pão de Açúcar	8,373,409	100.0%	7,902,029	100.0%	6.0%

3rd Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	910,424	22.0%	873,692	22.3%	4.2%
Extra	2,136,725	51.8%	1,984,225	50.6%	7.7%
CompreBem	690,196	16.7%	641,247	16.4%	7.6%
Extra Eletro	74,394	1.8%	92,241	2.4%	-19.3%
Sendas*	319,988	7.7%	323,207	8.3%	-1.0%

Grupo Pão de Açúcar	4,131,726	100.0%	3,914,612	100.0%	5.5%

9 Months	2007	%	2006	%	Chg.(%)

Pão de Açúcar	2,763,220	22.1%	2,685,225	22.7%	2.9%
Extra	6,444,826	51.6%	5,963,251	50.5%	8.1%
CompreBem	2,104,305	16.8%	1,931,691	16.3%	8.9%
Extra Eletro	226,276	1.8%	256,436	2.2%	-11.8%
Sendas*	966,509	7.7%	980,038	8.3%	-1.4%

Grupo Pão de Açúcar	12,505,135	100.0%	11,816,641	100.0%	5.8%

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Half	2007	%	2006	%	Chg.(%)

Pão de Açúcar	1,557,853	22.0%	1,507,923	22.7%	3.3%
Extra	3,627,378	51.3%	3,332,270	50.2%	8.9%
CompreBem	1,202,966	17.0%	1,092,673	16.5%	10.1%
Extra Eletro	120,369	1.7%	127,924	1.9%	-5.9%
Sendas*	569,032	8.0%	577,472	8.7%	-1.5%

Grupo Pão de Açúcar	7,077,598	100.0%	6,638,262	100.0%	6.6%

3rd Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	766,241	21.9%	731,907	22.2%	4.7%
Extra	1,803,022	51.6%	1,669,056	50.6%	8.0%
CompreBem	586,802	16.8%	541,896	16.4%	8.3%
Extra Eletro	59,485	1.7%	72,954	2.2%	-18.5%
Sendas*	280,971	8.0%	283,097	8.6%	-0.8%

Grupo Pão de Açúcar	3,496,521	100.0%	3,298,910	100.0%	6.0%

9 Months	2007	%	2006	%	Chg.(%)

Pão de Açúcar	2,324,094	22.0%	2,239,830	22.5%	3.8%
Extra	5,430,399	51.4%	5,001,326	50.4%	8.6%
CompreBem	1,789,768	16.9%	1,634,569	16.4%	9.5%
Extra Eletro	179,854	1.7%	200,878	2.0%	-10.5%
Sendas*	850,003	8.0%	860,569	8.7%	-1.2%

Grupo Pão de Açúcar	10,574,118	100.0%	9,937,172	100.0%	6.4%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2007			2006

	1st H	3rd Q	9 Months	1st H	3rd Q	9 Months

Cash	50.4%	49.9%	50.2%	49.4%	49.2%	49.3%
Credit Card	39.2%	40.3%	39.6%	38.6%	38.6%	38.6%
Food Voucher	7.8%	7.7%	7.7%	7.8%	8.3%	8.0%
Credit	2.6%	2.1%	2.5%	4.2%	3.9%	4.1%
Post-dated Checks	1.6%	1.5%	1.6%	2.2%	2.0%	2.2%
Installment Sales	1.0%	0.6%	0.9%	2.0%	1.9%	1.9%

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	Extra Perto	Extra Fácil	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2006	164	83	50	186	62	-	4	549	1,217,984	63,607

Opened		1		1			5	7
Closed	(2)		(8)	(7)				(17)
Converted								-

06/30/2007	162	84	42	180	62	-	9	539	1,214,325	62,817

Opened		3		3		5	3	14
Closed	(2)			(4)			(1)	(7)
Converted	(1)					1		-

09/30/2007	159	87	42	179	62	6	11	546	1,247,884	62,842

	Expansion Plan 4th quarter 2007

Opened	1	3		1		5	7	17
Closed								-
Converted	(4)	1		(3)		3	3	-

12/31/2007	156	91	42	177	62	14	21	556

Total (Stores) Openings in 2007*	1	7	-	5	-	10	15	38

3Q07 Results Conference Call.
Wednesday, November 14, 2007.

Conference Call - English | November 14, 2007

Simultaneous translation

Time: 08:30 a.m. - US-ET (NY) | 11:30 a.m. (Brasília Time)

Dial-in: (1-973) 935-8893

Code: GPA or 9389169

Replay: (1-973) 341-3080

Webcast will be available at the Company’s website: www.gpari.com.br. The Replay can be accessed by the end of the Conference Call by dialing (1-973) 341-3080, Code: GPA or 9389169.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent no changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.